Filed by Forum Merger Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Forum Merger Corporation

Registration Statement Number: 333-221848

News Release

Clearlake Capital-Backed ConvergeOne Acquires AOS

Strategic Acquisition Extends ConvergeOne’s Midwest Footprint and Broadens its

Portfolio of Collaboration Services and Solutions Capabilities

EAGAN, Minn., December 18, 2017 — ConvergeOne, a leading global IT services provider of collaboration and technology solutions, today announced that it has acquired Alexander Open Systems (“AOS”), a leading IT consulting group headquartered in Overland Park, Kansas. Effective immediately, AOS is now AOS, a ConvergeOne Company. This acquisition further solidifies ConvergeOne’s position as a leading provider of collaboration and IT-enabled solutions in the market today.

ConvergeOne serves as a trusted advisor to more than 11,000 customers, including 57 percent of the Fortune 100 and 42 percent of the Fortune 500 across the healthcare, finance, manufacturing, education, and energy industries. A Microsoft Gold Partner, AOS specializes in architecting, implementing and supporting an expansive portfolio of solutions including cloud, collaboration, data center, networking, security, virtualization, business intelligence and more.

“This acquisition enables us to broaden our portfolio and expand our coverage in the United States. AOS has been providing leading edge IT solutions in the Midwest for the past 25 years. In addition to bolstering our skills in Microsoft and Cisco, we can now offer SharePoint and Service Request Management solutions to our clients,” said John A. McKenna Jr., Chairman and CEO, ConvergeOne. “This further solidifies our commitment to solving enterprises’ complex IT needs with innovative technology offerings through a culture of locally empowered employees who deliver best-in-class, multi-vendor services and solutions.”

AOS, a ConvergeOne Company will be led by John F. Lyons, President, Field Organization, ConvergeOne.

“This acquisition strengthens our team in the Midwest region with an experienced group of sales and technical professionals who share our passion to provide our clients with best-in-class solutions and customer experience,” said Lyons.

“ConvergeOne’s investment in AOS enables us to better serve our clients and strategic partners now and in the future,” said Jon Groves, CEO of AOS. “As a part of ConvergeOne, AOS is well-positioned to leverage our combined managed services and solutions capabilities to become a clear market leader. Going forward, we remain highly-focused on our clients’ success.”

“We are excited to back the ConvergeOne team in the acquisition of AOS,” said James Pade, Principal, Clearlake Capital Group, LP. “With this strategic acquisition, ConvergeOne continues to position itself as the leading provider of multi-vendor IT collaboration solutions and managed services.”

About ConvergeOne

Founded in 1993, ConvergeOne is a leading global IT service provider of collaboration and technology solutions for large and medium enterprise with decades of experience assisting customers to transform their digital infrastructure and realize a return on investment. Over 11,000 enterprise and mid-market customers trust ConvergeOne with collaboration, enterprise networking, data center, cloud and security solutions to achieve business outcomes. Our investments in cloud infrastructure and managed services provide transformational opportunities for customers to achieve financial and operational benefits with leading technologies. Uniquely positioned, ConvergeOne has partnerships with more than 300 global industry leaders, including Avaya, Cisco, Genesys, IBM, and Microsoft to customize specific business outcomes. We deliver solutions with a full lifecycle approach including strategy, design and implementation with professional, managed, cloud and support services. ConvergeOne holds more than 2,300 technical certifications across hundreds of engineers throughout North America including three Network Operations Centers. More information available at www.convergeone.com.

On December 1, 2017, ConvergeOne announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with Forum Merger Corporation (Nasdaq: FMCI) (“Forum”), a special purpose acquisition company, pursuant to which ConvergeOne would consummate a business combination transaction with Forum and become a Nasdaq-listed public company.

About Clearlake Capital Group, L.P.

Clearlake Capital Group, L.P. is a leading private investment firm founded in 2006. With a sector-focused approach, the firm seeks to partner with world-class management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are software and technology-enabled services; industrials and energy; and consumer. Clearlake currently has over $3.5 billion of assets under management and its senior investment principals have led or co-led over 100 investments. More information is available at www.clearlake.com.

About AOS

AOS is the leading IT consulting group in the Midwest. We’ve spent 25 years helping companies tackle in- depth technology projects that address their specific challenges. Through our highly certified experts and strategic partner relationships, AOS helps solve complex issues with creative solutions and simplify the business of IT. More information available at www.aos5.com.

Forward Looking Statements

This press release includes “forward-looking statements” regarding ConvergeOne, its financial condition and its results of operations that reflect ConvergeOne’s current views and information currently available. This information is, where applicable, based on estimates, assumptions and analysis that ConvergeOne believes, as of the date hereof, provide a reasonable basis for the information contained herein. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “would”, “could”, “expect”, “intend”, “plan”, “aim”, “estimate”, “target”, “anticipate”, “believe”, “continue”, “objectives”, “outlook”, “guidance” or other similar words, and include statements regarding ConvergeOne’s plans, strategies, objectives, targets and expected financial performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the control of Forum, ConvergeOne and their respective officers, employees, agents or associates. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) ConvergeOne’s ability to integrate AOS; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination with Forum; (3) the inability to complete the transaction contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Forum or other conditions to closing in the Merger Agreement; (4) the inability to meet the minimum cash requirements of the Merger Agreement due to the inability to consummate a concurrent PIPE financing or the amount of cash available following any redemptions by Forum stockholders; (5) the ability to meet NASDAQ’s listing standards following the consummation of the transaction contemplated by the Merger Agreement; (6) the risk that the proposed transaction disrupts current plans and operations of ConvergeOne as a result of the announcement and consummation of the transaction described herein; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that ConvergeOne may be adversely affected by other economic, business, and/or competitive factors; (11) ConvergeOne’s ability to identify and integrate any future acquisitions; and (12) other risks and uncertainties indicated from time to time in the final prospectus of Forum, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Forum.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those vary from forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information, cost savings, synergies and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information herein speaks only as of (1) the date hereof, in the case of information about ConvergeOne, or (2) the date of such information, in the case of information from persons other than ConvergeOne. ConvergeOne undertakes no duty to update or revise the information contained herein. Forecasts and estimates regarding ConvergeOne’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part.

Additional Information and Where to Find It

For additional information on the proposed transaction with Forum, see Forum’s Current Report on Form 8-K, which was filed with the SEC on December 1, 2017.

In connection with the proposed transaction with Forum, Forum has filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus of Forum. Forum will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders.

Investors and security holders of Forum are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Forum’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Forum as of a record date to be established for voting on the proposed transaction.

Stockholders will also be able to obtain copies of the Registration Statement, proxy statement/prospectus, and Form 8-K, without charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Forum and ConvergeOne and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Forum’s stockholders in connection with the proposed transaction between Forum and ConvergeOne. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Forum’s directors and officers in Forum’s filings with the SEC, including Forum’s Registration Statement on Form S-4, which was filed with the SEC on December 1, 2017 and includes a preliminary proxy statement/prospectus of Forum for the proposed transaction.

Media Contact:

Scott Clark, Vice President, Marketing, ConvergeOne

651.393.3957

sclark@convergeone.com

For Clearlake:

Owen Blicksilver Public Relations, Inc.

Kristin Celauro

732-264-1131

kristin@blicksilverpr.com

Jennifer Hurson

845-507-0571

jennifer@blicksilverpr.com